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                                                                    EXHIBIT 99.4

                             QUESTIONS AND ANSWERS
                                ABOUT THE MERGER

Q: WHAT ARE THE DISTRIBUTION AND THE MERGER?

A: Prior to the Merger, Insignia will spinoff to its stockholders the stock of Holdings, which will own Insignia's international commercial real estate services business, single-family home brokerage and mortgage origination business, condominium and cooperative apartment management business, equity co-investment business and certain other related businesses.

   The Merger will combine Insignia's remaining businesses of owning and managing multifamily apartment properties with AIMCO.

Q: WHY ARE WE PROPOSING THE MERGER?

A: We believe that the Merger will enhance stockholder value and will increase
   AIMCO's profitability as measured by Funds From Operations per share. The Merger will also (a) combine Insignia's multifamily business with AIMCO to create a more significant presence in the multifamily housing business, (b) provide AIMCO with additional opportunities to acquire, refinance and redevelop newly acquired apartment and other properties, (c) increase the geographic diversification of the AIMCO portfolio, reducing its exposure to economic downturn in any one local market, and (d) increase the scale of AIMCO's operations in several local markets making it more feasible to provide concentrated property management focus within such markets. On the other hand, we believe that the Merger will (a) increase AIMCO's consolidated indebtedness by approximately $458 million, and (b) result in, on a pro forma basis, a reduction in AIMCO's net income per share. In addition, there is a risk that AIMCO will experience difficulties in integrating Insignia's operations.

Q. WHAT IS INSIGNIA?

A: Insignia is a fully integrated real estate services organization specializing in the ownership and operation of securitized real estate assets. It is the largest manager of multifamily residential properties in the United States and one of the largest brokers of commercial properties. Insignia performs property management, asset management, investor services, partnership accounting, real estate investment banking, and real estate brokerage services for various types of property owners. However, at the time of the Merger, Insignia will consist of only its multifamily residential business. Insignia's other businesses will have been spun off to its stockholders prior to the Merger.

Q: HOW WILL THE MERGER AFFECT ME?

A: After the Merger you will own the same number of shares of AIMCO Common Stock as prior to the Merger. Your shares will represent a smaller percentage in a larger business. The AIMCO Board has estimated that the Merger will result in increased Funds From Operations per share of AIMCO Common Stock and decreased net income per share of AIMCO Common Stock. AIMCO stockholders are urged to read the attached Joint Proxy Statement/Prospectus for a more complete discussion of the Merger.

Q: WHAT ARE THE RISKS OF THE MERGER?

A: Even if the Merger is consummated, there is a risk that AIMCO may not be able to integrate successfully the businesses of Insignia with those of AIMCO. Potential adverse effects include the loss of key personnel and clients of Insignia, the difficulties associated with assimilating the personnel, operations and systems of Insignia, the disruption of AIMCO's ongoing business and acquisition strategy, the difficulty in maintaining uniform standards, controls, procedures and policies and the possible impairment of AIMCO's reputation. In addition, the Merger will increase AIMCO's consolidated indebtedness by approximately $458 million and result in a reduction in AIMCO's net income per share, on a pro forma basis. As a result,
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   if the increase in revenues as a result of the Merger is not as great as anticipated, there is a risk that AIMCO's consolidated entities will not be able to service their debt. For a more detailed discussion of risks associated with the Merger, stockholders are urged to read the "Risk Factors" section beginning on page 38 of the Joint Proxy Statement/Prospectus.

Q: WHEN WILL THE MERGER OCCUR?

A: We plan to complete the Merger as soon as possible after the AIMCO Meeting, assuming the conditions are met. AIMCO currently anticipates completing the Merger in the third quarter of 1998. The Merger is expected to occur approximately two weeks after Insignia spins off the stock of Holdings to Insignia's stockholders.

Q: HOW DO I VOTE ON THE MERGER AND AMENDMENT?

A: Just indicate on your proxy card how you want to vote, and sign and mail it in the enclosed return envelope as soon as possible so that your shares may be represented at the AIMCO Meeting. If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be counted as a vote FOR the Merger and the Amendment. If you do not send in your proxy or you abstain, it will have the effect of a vote against the Merger and the Amendment.

   The AIMCO Meeting will take place on September 14, 1998. You may attend the AIMCO Meeting and vote your shares in person rather than signing and mailing your proxy card. In addition, you may revoke or change your proxy until the
   vote is taken at the AIMCO Meeting by following the directions on page   .

Q: WHAT ARE MY REMEDIES IF I VOTE AGAINST THE MERGER?

A: Consummation of the Merger does not require the approval of the stockholders of AIMCO. Therefore, the Merger will proceed regardless of the outcome of the stockholder vote. Approval of holders of two-thirds of AIMCO Common Stock outstanding as of the AIMCO Record Date is required to issue only AIMCO Class E Preferred Stock in the Merger (as opposed to also issuing AIMCO Class F Preferred Stock). Therefore, unless such stockholder approval is obtained, AIMCO will issue in the Merger a number of shares of AIMCO Class F Preferred Stock approximately equal to $100 million divided by the AIMCO Index Price. In either case, the Merger will be consummated notwithstanding the stockholder vote. As AIMCO will be the surviving corporation in the Merger, stockholders that vote against the Merger have no remedy against AIMCO.

Q: WHY IS THE MERGER SO COMPLICATED AND WHY ARE THERE SO MANY ANCILLARY
   AGREEMENTS?

A: Because AIMCO is purchasing only the multifamily real estate assets of Insignia (excluding the New York metropolitan tri-state area assets), additional transactions are necessary to ensure that Holdings, a newly-formed corporation, will hold the remaining assets (Insignia's commercial real estate services business, cooperative and condominium apartment management business, single-family home brokerage and mortgage origination business, equity co-investment business and certain related businesses). In addition, AIMCO's capital structure and REIT status require that certain formalities be observed. As a result, the Merger, together with the related transactions, is very complicated.

   The complicated structure also results in added risks that the Merger will not be consummated. To reduce such risks and maximize the likelihood that the Merger will be consummated, AIMCO and the other parties have entered into certain ancillary agreements. The Call Agreements (as defined in the Joint Proxy Statement/Prospectus), which provide that AIMCO may purchase certain shares of Insignia stock held by certain Insignia executives, are intended to reduce the likelihood that certain Insignia executives would have incentives based on their stock ownership to seek another transaction for Insignia and to allow AIMCO to participate in the benefit of any other transaction involving Insignia. The Indemnification Agreement between Holdings and AIMCO is intended to define the rights and obligations of the parties in
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   the circumstance that one party breaches the Merger Agreement or third parties file suit against AIMCO or Insignia.

   These agreements, along with other ancillary agreements, provide stockholders and management with additional assurance that the Merger will be consummated while at the same time defining the potential liabilities of the parties if the Merger is not consummated.

Q: HOW DOES THE AIMCO BOARD RECOMMEND THE AIMCO STOCKHOLDERS VOTE ON THE MERGER
   AND THE AMENDMENT?

A: The AIMCO Board unanimously recommends voting FOR the Merger and the Amendment. BECAUSE THE AIMCO CLASS F PREFERRED STOCK WILL BE ENTITLED TO A DIVIDEND GREATER THAN THAT PAYABLE ON THE AIMCO COMMON STOCK, IT IS IMPORTANT THAT YOU VOTE FOR THE MERGER. IF THE AIMCO STOCKHOLDERS DO NOT APPROVE THE MERGER, AIMCO CLASS F PREFERRED STOCK WILL BE ISSUED IN LIEU OF AIMCO CLASS E PREFERRED STOCK AND ADDITIONAL DIVIDENDS WILL BE PAID WHICH WILL NOT BENEFIT THE HOLDERS OF AIMCO COMMON STOCK.

Q: WHY HAS THE AIMCO BOARD DECIDED TO PROCEED WITH THE MERGER EVEN IF AIMCO
   STOCKHOLDERS DO NOT APPROVE THE MERGER?

A: The AIMCO Board will proceed with the Merger even if AIMCO stockholders fail to approve the Merger because it believes that the Merger is in the best interests of AIMCO stockholders. In the event that AIMCO consummates the Merger without stockholder approval, it will issue a number of shares of AIMCO Class F Preferred Stock approximately equal to $100 million divided by the AIMCO Index Price and a number of shares of AIMCO Class E Preferred Stock approximately equal to $203 million divided by the AIMCO Index Price in lieu of issuing only AIMCO Class E Preferred Stock. Because additional dividends will be paid on AIMCO Class F Preferred Stock, as compared to AIMCO Class E Preferred Stock, it is in your interest that AIMCO consummates the Merger with stockholder approval. The AIMCO Index Price is not intended to and will not necessarily represent the fair market value of the AIMCO Class E Preferred Stock or the AIMCO Class F Preferred Stock.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY
   SHARES FOR ME?

A: Your broker will vote your shares only if you provide instructions that direct your broker how to vote. You should instruct your broker to vote your shares, following the directions provided by your broker. Without instructions from you, your broker cannot vote your shares.